424(b)(3)
                                                      Registration No. 333-50173

FOR US LAW PURPOSES ONLY:
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED 29 JUNE 1998


         THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION



                Not for release, publication or distribution in or into Canada, Australia or Japan.


6 August 1998

To holders of Telewest securities and, for information only, to participants in the Telewest Share Schemes

Dear securityholder

       Offer for General Cable PLC (the "Offer") and Pre-emptive Issue to subscribe for new Telewest shares at 92.5 pence per share
                           (the "Pre-emptive Issue")

You will recently have received a number of documents in connection with Telewest's offer to acquire General Cable and the associated pre-emptive issue by way of open offer to raise approximately (pound)240 million to fund the cash element of the offer for General Cable.

On 4 August 1998, Telewest announced among other things that the latest time and date for acceptance and payment under the Pre-emptive Issue is extended to 3.00 p.m. (London time) on 28 August 1998 and the latest time and date for the splitting of Application Forms under the Pre-emptive Issue is extended to 3.00 p.m. (London time) on 26 August 1998. Telewest reserves the right to extend these times and dates by press release not later than five calendar days prior to the acceptance and payment date then in effect, as set out in the documents sent to Telewest securityholders on 29 June 1998 in connection with the Pre-emptive Issue.

I enclose a copy of the announcement with this letter for your information.

In addition Telewest announced its results for the financial period to 30 June 1998 today and copies will be forwarded to you shortly.


                                 Yours sincerely

                                 Gary Ames

                                 Chairman

This letter does not provide any advice as to whether you should or should not subscribe for new Telewest shares under the Pre-emptive Issue. If you are in any doubt about the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 immediately.

Schroders, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Telewest and no one else in connection with the offer by Telewest for General Cable and the Pre-emptive Issue and will not be responsible to anyone other than Telewest for providing the protections afforded to customers of Schroders or for providing advice in relation to the contents of this letter.

The Directors and the Proposed Directors of Telewest, whose names are set out on page 18 of the Pre-emptive Issue Circular, accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Directors and Proposed Directors of Telewest (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Unless otherwise stated, terms used in this letter are as defined in the Pre-emptive Issue Circular of Telewest dated 29 June 1998.









THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE PRE-EMPTIVE ISSUE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION APPROVED OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS LETTER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Not for release, publication or distribution in or into Canada, Australia or Japan.

Telewest Communications plc ("Telewest")

Telewest's recommended offer
for General Cable PLC ("General Cable")


Telewest has today commenced the process (described in the documents sent to shareholders of Telewest and General Cable on 29 June 1998) whereby General Cable will sell the shares which it holds in Birmingham Cable Corporation Limited ("Birmingham") to Telewest, subject to the operation of the pre-emption provisions in Birmingham's Articles of Association. This process is expected to take approximately six weeks. In connection therewith, the Board of Telewest announces the following matters, each of which it has agreed with General Cable and The Panel on Takeovers and Mergers (the "Panel"):

The last date on which condition 1 of the Offer (set out in Part A of Appendix 1 of the Offer Document dated 29 June 1998) (the "Acceptance Condition") may be satisfied and the Offer may become or be declared wholly unconditional is hereby extended, in accordance with the terms and conditions of the Offer, from 13 August 1998 to 18 September 1998 although Telewest may declare the Offer wholly unconditional before that date;

The Initial Offer Period (during which shareholders will have the right to withdraw their acceptances of the Offer in accordance with paragraph 3 of Part B of Appendix 1 of the Offer Document) is extended and will expire at 3.00 p.m. (London time), 10.00 a.m. (New York time) on 28 August 1998, unless further extended;

Telewest currently intends (not later than the last date on which the Offer may become or be declared wholly unconditional) to reduce the percentage threshold in the Acceptance Condition from 90% to 75% (or such lesser percentage as Telewest may decide, being no less than 50%) and in the event it so reduces such threshold, Telewest will announce that it has reserved the right to do so (and the consequences of the reservation of that right to General Cable securityholders) at least five US business days prior to any such reduction (as contemplated in documents sent to securityholders of Telewest and General Cable on 29 June 1998)); and

The Panel has confirmed that Telewest will be under no obligation to waive or treat as fulfilled any of the then outstanding conditions to the Offer prior to 18 September 1998 (or such later date as the Panel may agree) and Telewest has indicated to the Panel that it does not currently expect to invoke any of conditions 6 to 13 of the Offer so as to cause the Offer to lapse, although it reserves the right to do so.

The latest time and date for acceptance and payment under the Pre-emptive Issue is extended from 3.00 p.m. (London time) on 13 August 1998 to 3.00 p.m. (London time) on 28 August 1998 and the latest time and date for the splitting of Application Forms under the Pre-emptive Issue from 3.00 p.m. (London time) on 11 August 1998 to 3.00 p.m. (London time) on 26 August 1998. Telewest reserves the right to extend these times and dates by press release not later than five calendar days prior to the acceptance and payment date then in effect, as set out in the documents sent to Telewest securityholders on 29 June 1998 in connection with the Pre-emptive Issue.

In addition, Pursuant to the terms of the Subscription Agreement between Telewest, MediaOne Group, Inc., Tele-Communications, Inc. and Cox
Communications, Inc., MediaOne Group, Inc., Tele-Communications, Inc and Cox Communications, Inc. have consented to the extension of the Offer and the intended reduction in the threshold of the Acceptance Condition described above.

The Board of Telewest also announces that as at 3.00 p.m. (London time) on 3 August 1998, valid acceptances of Telewest's recommended offer for General Cable (the "Offer") had been received in respect of 155,365,982 General Cable shares (representing approximately 42.5 per cent. of General Cable's issued share capital).

On 23 February 1998, the date when General Cable announced that it had received indications that certain of the discussions which it was having with third parties might lead to an offer, Telewest held no General Cable shares or rights over General Cable shares.

On 29 March 1998, the date when Telewest and General Cable announced that merger discussions were at an advanced stage which might result in a recommended offer being made by Telewest for General Cable and the likely terms thereof, General Utilities Holding Limited ("GUHL"), a subsidiary of Compagnie Generale des Eaux S.A. (now Vivendi S.A.), irrevocably undertook to accept such an offer, if made, in respect of its holding of 146,785,916 General Cable shares (representing 40.2 per cent. of General Cable's then issued share capital), if Telewest announced a firm intention to make such an offer on or before 15 April 1998. On 15 April 1998, Telewest announced the terms of the Offer (subject to certain pre-conditions which have been waived or satisfied) and GUHL confirmed its previous undertaking to accept the Offer. Acceptances in respect of these shares have now been received and are included in the acceptance figures given above.

4 August 1998
--------------------------------------------------------------------------------

Press enquiries

Telewest                   01483 750900
Charles Burdick

J. Henry Schroder & Co. Limited ("Schroders")        0171 658 6000
James Steel



Schroders, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Telewest and no one else in connection with the Offer and will not be responsible to anyone other than Telewest for providing the protections afforded to customers of Schroders or for giving advice in relation to the Offer.